[The Wall Street Group Letterhead]

August 26, 2005

Dr. Kshitij Mohan, Ph.D.
Chairman and Chief Executive Officer
Cytomedix, Inc.
416 Hungerford Drive, Suite 330 Rockville, MD 20850

Dear Dr. Mohan;

This will confirm our understanding that The Wall Street Group, Inc. has been retained as financial public relations counsel to Cytomedix, Inc. beginning September 1, 2005 and continuing until canceled as hereinafter provided at a cash fee of $5,000 per month, payable in advance on the first day of each month, plus the reimbursement of out-of-pocket expenses, payable on receipt of an itemized statement thereof, as well as the granting to The Wall Street Group, Inc. of a five-year stock option, with piggyback registration rights as more fully set forth below, on 30,000 shares of Cytomedix, Inc. Common Stock at $6.00 per share for the first year. This option will vest at the rate of one-twelfth per month beginning September 1, 2005. This contract may be cancelled by either party on ninety (90) days written notice.

The Wall Street Group, Inc. will undertake a financial public relations program on behalf of Cytomedix, Inc. aimed at the development of sponsorship for the Company's securities through introductions with brokers, security analysts, money managers, fund managers and investment bankers in key centers of the United States. In addition, our services will include the writing and distribution of news releases, introductions to appropriate trade and business periodicals and assistance in the preparation of shareholder communications.

At the conclusion of 12 months, should this contract not be canceled by either party on 90 days prior written notice, or modified, by mutual agreement, the same terms will pertain to the next 12 month period, except that the cash fee will be $7,500 per month and The Wall Street Group, Inc. will be granted an additional five-year option on as many shares as could be bought for $100,000 using the closing bid price (or last sale price if the Common Stock shall be listed on a national securities exchange) of the common stock on the anniversary of the date of this Agreement as the exercise price; and each year thereafter, this additional option grant and formula will be maintained, until this agreement shall be canceled or modified, with each such option to be on the terms and conditions as set forth herein. Cytomedix, Inc. agrees to maintain and reserve a sufficient number of authorized and unissued shares of Common Stock for future exercise of any additional stock options granted pursuant to the preceding sentence.

Cytomedix, Inc. agrees with respect to all options which The Wall Street Group, Inc. is entitled to receive hereunder, that for so long as such options remain exercisable and for a period of two years thereafter, whenever Cytomedix, Inc. proposes to file with the Securities and Exchange Commission a registration statement (other than as to securities issued pursuant to an employee benefit plan or as to a merger, acquisition or similar transaction subject to Rule 145 promulgated under the Securities Act of 1933, as amended), Cytomedix, Inc., shall, at least 30 days prior to such filing, give written notice of such proposed filing to The Wall Street Group, Inc. (or its successors or assigns, as the case may be) setting forth the facts with respect to such proposed filing, and shall offer to include in any such filing all of the shares subject to such options. All fees, disbursements and out-of-pocket expenses in connection with the filing of any registration statement and in complying with applicable securities and blue sky laws shall be borne by Cytomedix, Inc., all as more fully set forth in the option agreement,

/s/RS(RS)
/sKM(KM)
Initials

The number of options due The Wall Street Group, Inc. in any twelve month period beginning with the initiation of this agreement will immediately double and fully vest should arrearages of fees and reimbursements of out of pocket expenses due The Wall Street Group, Inc., whether in cash or stock, at any time cumulatively total $15,000 U.S., or more, equivalent to three months of fees, or greater.

This agreement can be canceled by either party on ninety (90) days written notice. Should this agreement be canceled earlier than one year from the date hereof as reflected below, The Wall Street Group, Inc. will, if applicable, return to Cytomedix, Inc. a prorated portion of the five-year, or greater, stock option, which portion shall be based on the number of days remaining in the twelve month retainer period. For this purpose (and all other purposes of this agreement), the ninety (90) day period following notice of termination shall be considered part of the retainer period,

It is understood that during the 90 day period following notice of termination, Cytomedix, Inc. will continue to honor its fee arrangement to The Wall Street Group, Inc., plus reimbursement of expenses, and that The Wall Street Group, Inc. will continue the completion of any work undertaken on behalf of Cytomedix, Inc.

Any disputes arising under or in connection with the interpretation of this Agreement or the rights and obligations of the parties hereto shall be resolved by arbitration in the City of New York under the rules of the American Arbitration Association then obtaining. The decision of the arbitrators) shall be final and binding, and judgment may be entered thereon in the Supreme Court of the State of New York or in the United States District Court for the Southern District of New York or any court having jurisdiction, The costs and expenses, including counsel fees, shall be borne by each of the parties or as the arbitrator(s) may determine at the request of any party.

It is further understood that as your financial public relations counsel we must in all instances rely upon the accuracy and completeness of the information supplied to us by Cytomedix, Inc., its officers and directors. In that connection, Cytomedix, Inc. assumes full responsibility for the accuracy and completeness of such information, and Cytomedix, Inc. agrees to indemnify The Wall Street Group, Inc, and pay the reasonable costs and expenses (including, without limitation, attorneys' fees, disbursements and related expenses), of The Wall Street Group, Inc. in any suit or proceeding arising out of or related to any action taken by, or omitted to be taken by, Cytomedix, Inc. or any of its officers, directors, agents or employees, or by The Wall Street Group, Inc. in the performance of services for Cytomedix, Inc.

In turn, The Wall Street Group, inc. agrees to issue no press releases on behalf of Cytomedix, inc. which have not had the prior clearance of Dr, Kshitij Mohan or any other corporation officer he may designate.

If this agreement meets with your approval, please sign one copy and return it to me, along with a check representing the first month's fee while retaining the other copy for your files. For your convenience, we are providing our checking account information, Account # 6300659142, ABA Routing # 02100018, so that you may remit payment via bank wire transfer.

Very truly yours,

/s/ Ronald Stabiner
Ronald Stabiner
Vice President

RS/ss

AGREED TO:

Cytomedix, Inc.

/s/ Kshitij Mohan

Dr. Kshitij Mohan
Chairman and Chief Executive Officer

Dated: 8/29/05

/s/RS(RS)
/sKM(KM)
Initials